Exhibit 99.1

Burcon Reports Fiscal Fourth Quarter and Year 2013 Results

Vancouver, British Columbia, June 25, 2013 — Burcon NutraScience Corporation (TSX: BU, NASDAQ: BUR), a leader in functional, renewable plant proteins, reported results for the fiscal fourth quarter and year ended March 31, 2013.

Fiscal 2013 Operational Highlights

  Burcon’s manufacturing and marketing partner for CLARISOY™ soy protein, Archer Daniels Midland Company (ADM), opened and is operating the first commercial-scale plant for CLARISOY production and reported first commercial sales. CLARISOY is the world’s first transparent and clean-tasting plant-based protein for low pH beverages.

  CLARISOY 150 was launched at the 2012 IFT Annual Meeting & Food Expo as the first extension to ADM’s CLARISOY product line.

  Several CLARISOY-based prototype products were introduced, from Harmony Soymilk to Orange Mango Cooler.

  CLARISOY won the 2012 InterBev ‘Best Beverage Ingredient Concept’ award.

  Burcon began construction on a Peazazz® pea protein semi-works production facility to provide the large quantities of Peazazz required by customers and potential partners for evaluation and product development, as well as to demonstrate production from scalable, commercial-level manufacturing equipment. Construction was recently completed and is now in the process of commissioning.

  In fiscal 2013, Burcon filed nine new inventions and received patent grants for four U.S. patents and 38 patents from other countries. Subsequent to the end of the fiscal year, the company was issued three additional patents, bringing the company’s patent portfolio to 241 issued patents in various countries, including 41 in the U.S., as well as more than 425 active patent applications, including 84 additional U.S. patent applications.

Management Commentary

“Fiscal 2013 was a transitional year for Burcon, as we began to emerge from our development stage and enter the commercial phase of our growth,” said Johann F. Tergesen, Burcon’s president and COO. “Several significant events with ADM and CLARISOY have signaled this transition, particularly the opening of ADM’s first CLARISOY commercial-scale production plant and their subsequent first commercial sales and shipments of CLARISOY.

“We are just now beginning to realize the tremendous market potential created by the unique characteristics of CLARISOY, with this providing an exciting outlook ahead. The industry has also begun to take notice, with CLARISOY winning the 2012 InterBev ‘Best Beverage Ingredient Concept’ award, and more recently, the 2013 Food Innovation Award from the Canadian Institute of Food Science and Technology.

“Our simultaneous pursuit of commercializing Peazazz, our second market-ready protein, led to the construction and recent completion of our own semi-works plant for the pea protein. Opening this plant is truly a watershed event for Peazazz, as well as for our other patented processes that can produce exceptionally versatile proteins from a variety of edible oilseeds, grains or legumes. While this semi-works plant will utilize commercial-scale equipment, it will only be used to produce the large quantity samples of Peazazz required for market development activities. Producing Peazazz in multiple, nonconsecutive batches will demonstrate how this unique protein can be reliably and economically produced, and the plant will serve as a functional model for potential manufacturing partners.

“In fiscal 2013, we also continued to strengthen our intellectual property portfolio around our proprietary processes with several new patents and patent applications. The effort to protect our IP continues, as does our pursuit of perfecting the technologies that make our proteins already so exceptional.

“Together, the events and accomplishments in fiscal 2013 have set Burcon on a strong course in the coming year. Our opportunities for growth are numerous, supported by the value proposition of our unique protein technology as well as the quality of customers and potential partners with whom we are currently engaged.”

Fiscal Fourth Quarter and Full Year Financial Results (Dollars in Canadian)

Revenues totaled $23,500 in the fourth quarter, as compared to $7,000 in the prior quarter, and none in the same year-ago quarter. The marginal revenues reflect the company’s development phase status during the year as it continues to transition to the commercial stage. Revenues for the full fiscal year totaled $30,300, compared to none in fiscal 2012. Revenues were derived entirely from royalty payments from ADM for CLARISOY.

While ADM reported its first commercial sale of CLARISOY from its semi-works facility in December 2012, indicating CLARISOY commercialization will be increasing in calendar 2013, subsequent royalty revenues from CLARISOY sales have been marginal, reportedly due to the lengthy product development cycle typical of major brands in the food and beverage industry.

Fourth quarter net loss totaled $1.4 million or $(0.04) per basic and diluted share, as compared to a net loss of $1.1 million or $(0.04) per basic and diluted share in the same year-ago quarter. For the full year, net loss totaled $5.5 million or $(0.18) per basic and diluted share, as compared to a net loss of $6.0 million or $(0.20) per basic and diluted share in fiscal 2012.

Research and development (“R&D”) expenses increased to $621,000 in the fourth quarter, from $308,000 in the same year-ago quarter, and on a fiscal year basis from $1.0 million to $2.1 million. R&D expenses in the comparative quarter do not include $192,000 of CLARISOY-related expenses that were deferred. Similarly, CLARISOY-related development expenses of $1.1 million were deferred in FY12, as compared to $123,000 in FY13. General and administrative expense was up slightly in the fourth fiscal quarter to $831,000 from $809,000, but lower for the year, decreasing to $3.6 million from $5.1 million.

At March 31, 2013, cash and short-term investments totaled $6.7 million, as compared to $6.2 million at March 31, 2012. Management believes it has sufficient resources to fund its expected level of operations and working capital requirements until at least May 2014. This estimate does not take into account potential proceeds from outstanding convertible securities or royalty revenues from the sale of CLARISOY soy protein.

The company’s complete financial statements, along with management’s more detailed discussion and analysis, are available from the Company’s Investors section at www.burcon.ca or from www.sedar.com.

Conference Call

Burcon will host a conference call later today, Tuesday, June 25, 2013. Company management will host the presentation, followed by a question and answer period.

Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)
Participant Dial-in Number: 1-416-695-7806
North American Toll-free: 1-888-789-9572
International Toll-free: 1-800-4222-8835
Conference ID#: 5844025

A replay of the call will be available after 8:00 p.m. Eastern time on the same day through July 23, 2013.

Toll-free Relay Dial-in:	1-800-408-3053
International Replay:	1-905-694-9451
Replay Passcode:	3509230

About Burcon NutraScience Corporation
Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

About Peazazz Pea Protein
Peazazz is 100% soluble, transparent and heat stable in low pH solutions. Peazazz has clean flavor characteristics and is well suited for use in low pH and neutral pH beverages as well as a variety of other healthy and great tasting food and beverage product applications. Its valuable nutritional and functional characteristics make Peazazz an attractive ingredient for food and beverage companies looking to improve their formulations. For more information about Peazazz, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
John MacLennan
Managing Director
Liolios Group Inc.
Tel (416) 644.8688
 john@liolios.com

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2013 and 2012
(Prepared in Canadian dollars)

	2013 $	2012 $
Assets

Current assets
Cash and cash equivalents	4,602,520	3,856,929
Restricted cash	-	361,600
Short-term investments	2,085,746	2,301,961
Amounts receivable	34,524	37,027
Prepaid expenses	153,543	117,991

	6,876,333	6,675,508

Property and equipment	559,920	626,488

Deferred development costs	1,823,217	1,969,172

Goodwill	1,254,930	1,254,930

	10,514,400	10,526,098
Liabilities

Current liabilities
Accounts payable and accrued liabilities	447,884	916,652

Deferred revenue	320,596	222,656

	768,480	1,139,308
Shareholders' Equity
Capital stock	54,005,703	48,061,704
Contributed surplus	5,065,951	4,009,595
Options	9,064,232	10,209,388
Warrants	49,453	-
Deficit	(58,439,419)	(528,893,897)

	9,745,920	9,386,790

	10,514,400	10,526,098

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the quarters and years ended March 31, 2013 and 2012
(Prepared in Canadian dollars)

	Three months ended March 31,		Years ended March 31,
	2013	2012	2013	2012
	$	$	$	$
	(unaudited)	(unaudited)

Revenue
Royalty income	23,479	-	30,309	-

Expenses
General and administrative	830,666	809,044	3,558,693	5,061,510
Research and development	621,444	308,409	2,102,928	1,040,085

	1,452,110	1,117,453	5,661,621	6,101,595

Loss from operations	(1,428,631)	(1,117,453)	(5,631,312)	(6,101,595)

Interest and other income	26,144	28,818	85,790	139,253

Loss and comprehensive loss for the period	(1,402,487)	(1,088,635)	(5,545,522)	(5,962,342)

Basic and diluted loss per share	(0.04)	(0.04)	(0.18)	(0.20)